RECEIVED

2005 AUG -4 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

05010189

1 August 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

SUPPL

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
28/7/05	Norwood Immunology Patent Granted for Russia
29/7/05	Appendix 4C

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

dlw 8/4

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended ("current quarter")
20 085 162 456	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		886	2,701
1.2	Payments for	(a) staff costs	(2,060)	(8,227)
		(b) advertising and marketing	(512)	(1,841)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,894)	(6,462)
1.3	Dividends received			-
1.4	Interest and other items of a similar nature received		76	527
1.5	Interest and other costs of finance paid		(106)	(436)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		206	362
	Legal Expenses		(340)	(1,584)
	Travel Expenses		(424)	(1,666)
	Professional Fees		(270)	(1,401)
	Net operating cash flows		(4,438)	(18,027)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(4,438)	(18,027)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	(139)
	(c) intellectual property	(330)	(1,365)
	(d) physical non-current assets	(46)	(421)
	(e) other non-current assets		
	- Capitalised R & D Costs	(397)	(2,533)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	1
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(773)	(4,457)
1.14	**Total operating and investing cash flows**	(5,211)	(22,484)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,319	10,681
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	200
1.18	Repayment of borrowings	(1,137)	(2,547)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)		
	Share Issue costs	(208)	(1,282)
	Net financing cash flows	974	7,052
	Net increase (decrease) in cash held	(4,237)	(15,432)
1.21	Cash at beginning of quarter/year to date	12,099	23,294
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	7,862	7,862

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	73
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive directors fees for professional services rendered

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	205	205
3.2	Credit standby arrangements - various	350	283

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,506	6,992
4.2 Deposits at call	6,356	5,107
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	7,862	12,099

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................. Date: 29 July 2005
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

norwood immunology

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY PATENT GRANTED FOR RUSSIA

Key Points:

- **Patent granted in Russia (Eurasian Patent Registration 005573)**
- **Granted claims cover key aspects of the Immunology technology**

Norwood Abbey Ltd [ASX:NAL] ("Norwood") announces that a further patent relating to its immunology technology has been granted for number of Eurasian territories, including Russia.

The patent derives from PCT Application number AU01/01291entitled "Treatment of T cell disorders" with a filing date of 15 October 2001 and a priority date of 13 October 2000. The Eurasian patent is the third granted in this patent family. The grant of the patent is recorded in the name of Norwood Immunology Ltd, a subsidiary of Norwood.

The Eurasian Patent Office has granted Patent Number 005573– "Treatment of T cell disorders" with 41 claims. The main claims relate to the use of compounds such as GnRH analogues in the treatment of cancer, infectious disease, immune dysfunction and induction of transplant tolerance.

In particular, the claims include the use of such compounds in the context of Bone Marrow (BM) or Haemopoietic Stem Cell (HSC) Transplants. The use of GnRH analogues with BM or HSC transplant is an important aspect of Norwood's immunology program and has wide-ranging applications. For example, the patent includes claims directed towards enhancing the immune response to combat infections such as AIDS-HIV by the use of genetically modifying HSC made resistant to HIV infection.

Norwood 's immunology technology is based on the use of marketed GnRH analogue drugs to regenerate the thymus gland and enhance bone marrow function. This "re-boots" the body's immune system so it can produce new T cells, enabling patients to better respond to disease. GnRH analogue drugs including Lupron Depot ® marketed by TAP Pharmaceutical Products, Inc, Norwood's US partner in the Immunology project.

The granting of the patent further strengthens Norwood's intellectual property position in the immunology area.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com